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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                         Commission File Number 0-26019

                           NOTIFICATION OF LATE FILING

      (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q
                                 [ ] Form N-SAR
                       For Period Ended: December 31, 2001
      [ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K
                        For the Transition Period Ended:

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

Full Name of Registrant: NextCard, Inc.

Former Name if Applicable: N/A

             595 Market Street, Suite 1800, San Francisco, CA 94105
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           Address of principal executive office (Street and Number),
                            City, State and Zip Code

PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]: (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; :

[X] : (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]: (c) The accountant's statement or other exhibit required by Rule :
12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously disclosed in the Company's Current Reports on Form 8-K, filed on February 11, 2002 and March 12, 2002, on February 7, 2002, the Office of the Comptroller of the Currency appointed the Federal Deposit Insurance Corporation ("the FDIC") as receiver for NextBank, N.A., the Company's principal subsidiary. In addition, on March 12, 2002, the Company reduced its number of employees by 546 persons (approximately 90% of the Company's workforce), leaving 64 persons remaining employed by the Company. Based on these very recent events, the Company requires additional time to compile certain financial information to properly reflect these events in its Annual Report on Form 10-K for the year ended December 31, 2001.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Robert Linderman  (415) 836-9700


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    Name              Area Code and Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will account for NextBank's operations as a "discontinued operation" as prescribed by APB Opinion No. 30, "Reporting the Results of Operations --Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transaction" for each of the three years in the period ended December 31, 2001. Because NextBank comprised a significant portion of the Company's assets, liabilities and results of operations, the reporting of financial data for NextBank's discontinued operations will materially change the results of operations for each of the years presented. The Company has not completed its analysis of all relevant financial data affected by such changes. Accordingly, as of the date of this Form 12b-25, the Company cannot reasonably estimate the resulting loss from the discontinued operations nor the revised financial statement presentation.

                                 NEXTCARD, INC.

                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2002                       By:   /s/     John V. Hashman
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                                                       John V. Hashman
                                                   Chief Executive Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.